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MUNICH
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August 5, 2008
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Peggy Kim Michael F. Johnson

Re:	Atari, Inc.
Schedule 13E-3 filed June 17, 2008 (the “Schedule 13E-3”)
File No. 005-47017
Schedule 14A, Filed June 17, 2008 (the “Proxy Statement”)
File No. 000-27338
Dear Ms. Kim and Mr. Johnson:
          On behalf of our client, Atari, Inc. (“Atari” or the “Registrant”), we are providing the following responses to the comments set forth in the comment letter, dated July 16, 2008, of the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. To assist you in reviewing the responses, each response is preceded with a copy (in bold italic type) of the comment as stated in the Staff’s letter. The Registrant has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an revised Preliminary Schedule 14A (the “Revised Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”), which reflect these revisions and generally update the information contained therein.

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          Please note that some of the material enclosed with this response letter has been provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as further discussed under the specific comments below to which such material relates.
Schedule 13E-3 filed on June 17, 2008
General
1.	Please advise us as to what consideration was given to whether California U.S. Holdings, Inc. and the BlueBay High Yield Funds are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. In addition, we note that officers of Atari before the merger will remain officers after the merger and that on page 26 you state that prior to and at the time of Infogrames’ proposal, three of Atari’s directors also served as directors of Infogrames or its direct or indirect subsidiaries. Please tell us what consideration was given to whether directors and officers of the issuer are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.
          California U.S. Holdings
          California U.S. Holdings, Inc. (“CUSH”) has been added as a filing person on the Schedule 13E-3 in response to the Staff’s comment.
          BlueBay High Yield Funds
          The following section has been provided by BlueBay Asset Management plc: The following consideration was given to whether the BlueBay High Yield Funds are affiliates engaged in the going private transaction. As per the definition in Rule 13e-3(a) under the Exchange Act, a person that directly or indirectly controls an issuer is an “affiliate” of such issuer. As disclosed on Schedule 13D disclosure filings filed on May 8, 2008 and March 10, 2008, The BlueBay Value Recovery (Master) Fund Limited and The BlueBay Multi-Strategy (Master) Fund Limited (together, the “BlueBay Funds”) do not directly own any issuer securities. The BlueBay Funds together have actual share ownership of approximately 31% of the share capital and voting rights of Infogrames Entertainment S.A., a French public company listed on the Euronext Paris market of NYSE-Euronext (“Infogrames”). BlueBay Asset Management plc, a Cayman Islands exempted company with limited liability (“BlueBay”), is the management company of the BlueBay Funds.

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          Corporate Control and Organization
          Under French law, companies are usually managed by a general manager and by two governing bodies, the Board of Directors and the shareholders. Outside of certain circumstances in which few directors or shareholders attend the relevant meetings, BlueBay or BlueBay Funds does not legally at this time have the requisite corporate powers to control any decision or impose any outcome on any corporate body of Infogrames.
•	The General Manager (directeur général) is in charge of the day-to-day management of the company and may act on behalf of the company in any circumstances. Any limitations to his powers approved by the board are not enforceable vis-à-vis third parties acting in good faith. The General Manager is appointed by the Board of Directors. The current General Manager of Infogrames, Mr. David Gardner, and his deputy (directeur général délégué), Mr. Phil Harrison, have not been appointed by BlueBay. Mr. Gardner and Mr. Harrison are also both directors of Infogrames.

•	The Board of Directors is in charge of controlling the management of the company and determining strategic direction. All decisions of the board have to be approved by a simple majority of directors attending (or represented at) the meeting. The Infogrames board is made up of nine members, of which four are independent directors (including the chairman of the board), two are executive directors (general manager and deputy general manager as described above), and three have affiliations with BlueBay. One director on the board sits as a BlueBay representative, one director sits in her individual capacity but is also a manager of BlueBay, and a third director is a representative of an entity affiliated with BlueBay. Overall, there are three BlueBay affiliated directors on the Board of Infogrames, such that BlueBay does not have a majority vote within the board except under certain limited circumstances, such as when other board members are not in attendance.

•	Shareholders’ decisions need a 50% majority approval in ordinary meetings or a two-thirds majority approval of voting rights attending or represented at an extraordinary meeting. BlueBay has actual share ownership of 31% of the voting rights at this time. In situations where not all shareholders are attending or are represented, BlueBay may have enough votes to control the outcome of a shareholders vote.
     Ancillary Rights
          As a shareholder holding approximately 31% of the actual share ownership and voting rights of Infogrames at this time, BlueBay also holds certain ancillary rights under French law, such as asking written questions to the chairman of the board, and blocking certain decisions which require unanimous approval from the shareholders (e.g. transformation of the company into an unlimited liability company). Such rights are granted to all shareholders holding more than a certain number of shares (depending on the right considered, 1 share, 0.5%, 5% or 10% of the share capital).

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          Warrants and Convertible Bonds
          The BlueBay Funds hold warrants and bonds redeemable for and/or convertible into common stock of Infogrames. Upon redemption and/or exercise in full of these warrants and bonds BlueBay would hold approximately 55% of the shares of Infogrames, on a fully diluted basis. However, as long as such rights have not been exercised, BlueBay does not have any specific rights as a result of such holdings in terms of control or rights over the management of Infogrames. BlueBay has not redeemed any warrants and has not converted any bonds into shares of Infogrames. If BlueBay were to exercise such warrants or convert bonds into common shares of Infogrames resulting in ownership of over 33.3% of Infogrames, BlueBay would be compelled under French law to file a mandatory public offer over Infogrames shares. BlueBay has publicly stated that it is not their current intention to exercise warrants and convert bonds into shares of Infogrames.
          As disclosed in Schedule 13D disclosure filings by BlueBay and the BlueBay Funds, BlueBay and BlueBay Funds are deemed to be beneficial owners of the Registrant’s securities pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act for purposes of beneficial ownership disclosure.
          Directors and Officers of the Registrant
          The Registrant respectfully submits that, based upon the information and analysis set forth below, (i) none of the three Atari directors who also were directors or officers of Infogrames or Infogrames’ direct or indirect subsidiaries referred to on page 26 of the Proxy Statement (specifically, Messrs. Perbet and Schmider, who no longer serve as either Infogrames or Atari directors, and Mr. Coppee, who remains an Atari director but no longer serves as an Infogrames director) and (ii) none of the current directors and officers of Atari should be “filing persons” in connection with the Schedule 13E-3.
          As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.” Therefore, as the Outline explains, two issues must be resolved in determining “filing person” status: “first, what entities or persons are ‘affiliates’ of the issuer . . . and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction.” The Registrant respectfully submits that the officers and current and former directors of Atari do not satisfy the second prong of the Outline’s test, and that Messrs. Perbet and Schmider also do not satisfy the first prong of the Outline’s test.
          Engagement in the going private transaction. With respect to the second prong of the Outline’s test, none of the officers and current and former directors were “engaged, directly or indirectly, in the going-private transaction,” such that they have interests that would impose a Schedule 13E-3 filing obligation separate from that of the “filing persons” identified in the Amended Schedule 13E-3, because they are not “essentially ‘on both sides’ of the transaction.”

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•	Former Directors. First, neither Mr. Perbet nor Mr. Schmider participated in any respect in the negotiation, evaluation or approval of Infogrames’ proposal because Atari’s board of directors has had a long-standing Special Committee (established in May 2006, long before the proposal was made) that is tasked with evaluating, negotiating and approving all transactions with Infogrames, including the present transaction. Second, neither currently serves on Infogrames’ or its affiliates’ boards, none will be a director or holder of any equity of the surviving company, and none has or will have any management position or the power, directly or indirectly, “to direct or cause the direction of the management and policies of [Atari], whether through the ownership of voting securities, by contract, or otherwise,” within the meaning of Rule 12b-2 under the Exchange Act.

•	Current Directors. As with Messrs. Perbet and Schmider, none of the current directors will be a director, officer or holder of any equity of the surviving company, or otherwise be in a position to be deemed to “control” the surviving company. With respect to the members of the Special Committee, their only participation in the transaction was through the exercise of their duties on behalf of the Registrant. With respect to Mr. Coppee, since his resignation from Infogrames as Deputy Chief Operating Officer in May 2007 and as a director in early March 2008, he has had no direct or indirect avenue for participation in the transaction other than in his capacity as a director of Atari, and since he was not a member of the Special Committee, he did not participate in the evaluation or negotiation of the transaction. Furthermore, although he was a board member when the full board approved the transaction, Mr. Coppee did not participate in the relevant vote.

•	Current Officers. While some of the current officers may remain officers of the surviving entity after the consummation of the transaction, none of the officers (i) participated in the evaluation, negotiation or approval of the transaction, even with respect to the terms of his or her future employment and compensation with the surviving company, or (ii) will be given a board seat or any equity in the surviving company in connection with the transaction (although, as a result of terms of employment letter agreements entered into prior to and independently of the transaction, certain officers may participate in Infogrames’ equity incentive plan). Therefore, none of the current directors and officers have interests that would impose a Schedule 13E-3 filing obligation separate from those “filing persons” identified in the Amended Schedule 13E-3.
          Affiliate Status of Perbet and Schmider. While the current Atari directors and officers may, according to the Outline, be presumed to be “affiliates” under Rule 13e-3(a)(1), Messrs. Perbet and Schmider should not be deemed “affiliates” of Atari for purposes of determining whether they are “filing persons” under Rule 13e-3 because, in each case, his relationship with Atari ended prior to Atari’s entering into the Rule 13e-3 transaction. Mr. Perbet resigned from Atari’s board in April 2008 and from Infogrames’ board in November 2007. Mr. Schmider

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resigned from Atari’s board in March 2008 and from Infogrames’ board in November 2007. As a result, neither should be considered an “affiliate” for purposes of Rule 13e-3.
          For the foregoing reasons, the three directors who also were directors or officers of Infogrames or Infogrames’ direct or indirect subsidiaries and Atari’s current directors and officers have not been added as “filing persons” to the Amended Schedule 13E-3.
2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Atari, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.
           The Registrant advises the Staff that CUSH, the only new filing person added in response to Comment 1, will comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please see the revised disclosure in both the Amended Schedule 13E-3 and the Revised Proxy Statement. CUSH has signed the Amended Schedule 13E-3.
Introduction, page 1
3.	We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party, including Atari, takes responsibility for the accuracy of any information not supplied by such filing party. As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.
          The Registrant respectfully disagrees with the Staff’s comment. Each of the filing persons could file separate Schedules 13E-3. However, the Staff has allowed joint filings in appropriate situations, which we believe includes the current transaction. When an issuer and an affiliate engaged in a going private transaction are required by Rule 13e-3 to file a Schedule 13E-3, Section II.D.3 of the Outline states, in relevant part, “[a] joint filing may be permissible in this situation, provided each filing person individually makes the required disclosures and signs the Schedule 13E-3.” The disclaimer in the Schedule 13E-3 applies only to the information supplied by any one filing person by such filing person, which would be the same result as if the filing

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person were filing separately. Therefore, the Registrant has not made the suggested revisions to the Amended Schedule 13E-3 in response to the Staff’s comment.
Schedule 14A filed on June 17, 2008
Questions and Answers about the Special Meeting and Merger, page 9
4.	Add a question and answer regarding the amount and type of payment to be received by management participants. Please ensure that you provide a cross-reference to a place in the body of the document where the benefits of the transaction to each executive officer and director are disclosed on an individualized basis.
          The Registrant has added the following question and answer in response to the Staff’s comment:
Q:	What consideration will management participants receive in the merger?

A:	To the extent they hold shares of Atari’s common stock or options to acquire Atari’s common stock, management participants will receive the same consideration as all other stock and option holders. Other than such merger consideration, no officers or directors of Atari will receive any consideration or other remuneration in connection with the merger. See “Special Factors—Interests of Certain Persons in the Merger—Other Consideration in Connection with the Merger” and “Security Ownership of Certain Beneficial Owners and Management”.
Atari’s Reasons for the Merger, page 3
5.	We note that you have not included a fairness determination from each filing person. Please revise here and throughout the document to state whether Atari’s board and special committee and each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than “stockholders of Atari (other than Infogrames and its affiliates),” and describe the factors considered in determining fairness for each filing person. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please ensure that each filing person addresses both procedural and substantive fairness.
          The Registrant has added the disclosure on pages 4 and 30-32 of the Revised Proxy Statement in response to the Staff’s comment.

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6.	In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, that party must expressly adopt the conclusion and analyses of the other. In providing the disclosure requested in this comment, address how any filing persons relying on the Duff & Phelps opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Duff fairness opinion addressed fairness with respect to the “public stockholder of Atari (other than Infogrames and its affiliates).” Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).
          In response to the Staff’s comment, the Registrant has revised the third bullet point on page 28 of the Revised Proxy Statement under “Special Factors—Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors”.
          The Registrant supplementally submits that the Special Committee concluded that it could rely on Duff & Phelps’ written opinion as a basis for the Special Committee’s determination as to the fairness of the merger consideration to the unaffiliated stockholders because: (i) the unaffiliated stockholders of Atari (assuming for this purpose, based on the Outline, that officers and directors of Atari are affiliates of Atari) constitute a subset of the larger group of stockholders of Atari addressed by Duff & Phelps’ written opinion (i.e., the stockholders of Atari other than Infogrames and its affiliates); (ii) since Duff & Phelps’ written opinion addresses the larger group of the stockholders of Atari other than Infogrames and its affiliates, such opinion encompasses the subset of all of the unaffiliated stockholders of Atari; and (iii) the stockholders of Atari that are not Infogrames or its affiliates but are affiliates of Atari will receive the same merger consideration as Atari’s unaffiliated stockholders, and their interests in the merger are not materially different from the interests of the unaffiliated stockholders. See the disclosure under “Special Factors—Interests of Certain Persons in the Merger” beginning on page 50 of the Revised Proxy Statement. Accordingly, a filing person relying on Duff & Phelps’ written opinion to the effect that the merger consideration is fair, from a financial point of view, to the public stockholders of Atari other than Infogrames and its affiliates is able to rely on such opinion in order to reach the determination that the merger consideration is fair, from a financial point of view, to the stockholders of Atari that are unaffiliated with Atari.
Solicitation of Proxies, page 17
7.	We note that you may engage third parties in your solicitation efforts. To the extent that you intend to engage any third parties to solicit proxies, please identify these third parties and disclose the material features of any contract or arrangement for such solicitation and the anticipated cost thereof. Refer to Item 14 of Schedule 13E-3, Item 1009 of Regulation M-A and Item 4.a.3. of Schedule 14A.
          The Registrant does not currently intend to engage third parties in its solicitation efforts.

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Special Factors, page 18
8.	Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise. For example, please relocate the “Persons Involved in the Proposed Transaction” and “Special Meeting” sections.
          The Registrant has relocated the “Persons Involved in the Proposed Transaction” and “Special Meeting” sections to follow the “Special Factors” section, in response to the Staff’s comment.
Background of the Merger, page 19
9.	Revise your disclosure throughout this section to describe material proposals and counter-proposals among Atari, BlueBay High Yield and Infogrames so that the description provides insight into the negotiation of significant transaction terms that affected the structure of the transaction and the consideration to be paid to the unaffiliated shareholders and each of the parties engaging in the Rule 13e-3 transaction.
          The Registrant has revised the disclosure on pages 24-26 of the Revised Proxy Statement in response to the Staff’s comment.
Atari’s Reasons for the Merger; Recommendations of the Special Committee and the Atari Board of Directors, page 26
10.	Please revise to clarify how Atari’s current financial condition and recent results of operations were factors considered by the Special Committee. In addition, please revise to clarify how the history and background of the transactions between the parties were considered to be potentially negative factors.
          The Registrant has revised the disclosure on page 27 of the Revised Proxy Statement in response to the Staff’s comment.
          The Registrant has deleted the tenth bullet point on page 28 of the Proxy Statement in response to the Staff’s comment. The Registrant, upon further reflection, believes that the second, third and fourth bullet points on page 29 of the Revised Proxy Statement together already convey the intended disclosure.
11.	We note the discussion of procedural safeguards beginning on page 28. Please state whether or not an unaffiliated representative was retained to act solely on behalf of unaffiliated shareholders. Refer to Item 1014(d) of Regulation M-A. Further, please disclose how each filing person determined the transaction to be fair to unaffiliated

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shareholders given that the procedural protections of Item 1014(c) and (d) were not present in this transaction. Refer to Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).
          The Registrant has revised the disclosure on pages 29, 30 and 32 of the Revised Proxy Statement in response to the Staff’s comment.
Opinion of the Financial Advisor to the Special Committee of the Board of Directors, page 31
12.	Please provide us with copies of any materials prepared by Duff & Phelps or Lazard in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information, including projections used by Duff & Phelps or Lazard should be summarized in the filing.
          The Registrant is filing Duff & Phelps’ final presentation, dated April 25, 2008 and presented to the Atari board on April 28, 2008 (the “DP Final Presentation”), as an exhibit to the Amended Schedule 13E-3.
          The Registrant supplementally provides to the Staff Duff & Phelps’ initial presentation on March 19, 2008 (the “DP Preliminary Presentation”) regarding its preliminary financial analysis with respect to the proposed consideration to be paid to Atari’s public stockholders (other than Infogrames and its affiliates) for the Staff’s review pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). No fairness opinion, report or appraisal was provided to the Atari board of directors by Lazard and no presentations were made to the Atari board of directors by Lazard.
13.	Additionally, each presentation, discussion or report held with or presented by Duff or Lazard, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Duff and Lazard, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.
          The Registrant has revised the disclosure on page 32 of the Revised Proxy Statement under “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors” and the disclosure on page 42 of the Revised Proxy Statement under “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames” in response

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to the Staff’s comment. The Registrant is also filing the DP Final Presentation (as noted in the response to Comment 12) and the Lazard Presentation of March 2, 2008 to the Infogrames Board of Directors as exhibits to the Amended Schedule 13E-3.
          The Registrant is also supplementally providing to the Staff for its review, under separate cover by Morrison & Foerster LLP, counsel for Infogrames, on a confidential and supplemental basis pursuant to Rule 12b-4 and Rule 418 the written materials prepared by Infogrames for its board of directors meeting on April 24, 2008, which materials contained updated data from the Lazard presentation on March 2, 2008. In accordance with such rules, counsel for Infogrames has requested that this presentation be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Infogrames also has requested confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. §200.83.
14.	As currently drafted, the discussion of Duff & Phelps’ opinion and of Lazard’s presentation contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures, multiples, rates, and ratios were chosen for analysis.
          The Registrant has revised the disclosure on pages 32-42 of the Revised Proxy Statement under “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors” and the disclosure on pages 42-47 of the Revised Proxy Statement under “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames” in response to the Staff’s comment.
Selected Public Company Analysis, page 34
15.	Please provide the underlying data to which you refer for each comparable company, including the comparable data for Atari, and show how that information resulted in the values already disclosed. It may be helpful to investors to provide this information in tabular format. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions and in the summary of the Lazard presentation.
          The Registrant has revised the disclosure on pages 36-39 of the Revised Proxy Statement under “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors—Selected Public Company Analysis” and the disclosure on pages 45-46 of the Revised Proxy Statement under “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames” in response to the Staff’s comment.

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Selected M&A Transaction Analysis (Multiples Valuation), page 36
16.	Please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion.
          The Registrant has revised the disclosure on pages 38-40 of the Revised Proxy Statement under “Special Factors—Opinion of the Financial Advisor to the Special Committee of the Board of Directors—Selected M&A Transaction Analysis (Multiples Valuation)” in response to the Staff’s comment.
Liquidation Analysis, page 38
17.	We note that footnote (1) refers to an Ocean Tomo analysis of the estimated value of Atari’s intellectual property. Please tell us why you believe that this Ocean Tomo valuation analysis is not a report that should be summarized in your filing and filed as an exhibit to the Schedule 13E-3. Refer to Item 1015 of Regulation M-A.
          The Registrant respectfully submits that the Ocean Tomo analysis (the “Ocean Tomo Analysis”) of the estimated value of Atari’s intellectual property, referred to in Duff & Phelps’ liquidation analysis, is not a report that should be summarized in the Proxy Statement and filed as an exhibit to the Schedule 13E-3 because it is not related to the transaction. Item 1015(a) of Regulation M-A requires a statement whether “the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction . . .” (emphasis added). The Ocean Tomo Analysis was prepared as of January 1, 2007 by Ocean Tomo, LLC, an intellectual property consulting firm that performs, among other things, intellectual property valuation services, at the request of Guggenheim Corporate Funding LLC (“Guggenheim”) in connection with Atari’s line of credit with Guggenheim and the security agreement related thereto. Furthermore, while it was necessary to undertake a liquidation analysis as part of the overall evaluation of the amount of consideration offered in the proposed transaction and any alternatives, Duff & Phelps’ liquidation analysis assumes an orderly liquidation of the Company’s assets, which is not the transaction being proposed. In light of the foregoing factors, the Registrant believes that the Ocean Tomo Analysis was not related in any way to the proposed Rule 13e-3 transaction and therefore should not be summarized in the Revised Proxy Statement or filed as an exhibit to the Amended Schedule 13E-3.
Summary of Presentation by the Financial Advisor to Infogrames, page 39
Net Asset Value, page 41
18.	Please revise to describe the various sensitivity analyses and summarize the data that resulted in the stated valuation range.

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          The Registrant has revised the disclosure on pages 44-45 of the Revised Proxy Statement under “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames” in response to the Staff’s comment.
Alternatives to the Merger, page 42
19.	Please revise to discuss any alternatives considered and any reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.
          The Registrant has revised the disclosure on page 47 of the Revised Proxy Statement in response to the Staff’s comment.
Interests of Certain Persons in the Merger, page 44
20.	Please consider providing tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the payment for shares, options or restricted shares owned or in connection with any change of control payments or a transaction bonus.
          The Registrant has added the following subsection to “Special Factors—Interests of Certain Persons in the Merger” in response to the Staff’s comment:
Other Consideration in Connection with the Merger
Other than the merger consideration to be paid in connection with shares of Atari’s common stock or options to purchase thereof, no officers or directors of Atari will receive any consideration or other remuneration in connection with the merger.
21.	Please revise your disclosure that some persons or entity “may be deemed” beneficial owners of Atari securities to make a definitive statement whether those persons or entities are or are not the beneficial owners of the subject securities. Refer to Rule 13d-3(a).
          The Registrant has revised the disclosure on pages 1 and 49 of the Revised Proxy Statement in response to the Staff’s comment.
Financing of the Merger, page 48
22.	We note that Infogrames has sufficient funds available to pay these expenses. Please revise to state the specific source of these funds. Refer to Item 1007(a) of Regulation M-A.
          The Registrant has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff’s comment.

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Litigation Related to the Merger, page 48
23.	In light of the lawsuit that has been filed by Christian M. Stanley in connection with the transaction, please clarify whether Atari believes that more than 15% of the outstanding Atari common stock will exercise their appraisal rights prior to the effective time. Please disclose, in an appropriate section, whether you anticipate Infogrames waiving this condition or amending the agreement to raise the threshold, and, if so, whether you will re-solicit shareholders should this occur.
          The Registrant advises the Staff that, at this time, it has no information upon which to base a determination whether any stockholders will exercise appraisal rights. Further, Infogrames has advised Atari that, in the event holders of more than 15% of the outstanding shares exercise their appraisal rights, it has not made any current determination as to whether to waive the 15% threshold. Given this high degree of uncertainty, the Registrant respectfully submits that any disclosure about Infogrames’ intentions would not be meaningful and could be misleading.
Material United States Federal Income Tax Consequences, page 49
24.	Instruction 2 to Item 1013 of Regulation M-A requires you to provide a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. Please revise to address the tax consequences of the transaction to the various parties. Your disclosure should quantify the benefits and detriments to the extent practicable. See Item 7 of Schedule 13E-3.
          The Registrant has revised the disclosure on page 54 of the Revised Proxy Statement in response to the Staff’s comment.
25.	To the extent that the tax consequences of this transaction for Atari and its affiliates differ from those of the unaffiliated security holders, revise to address this difference and to clarify whether this was a reason for undertaking this transaction in this form at this time as required by Item 1013(c) of Regulation M-A.
          The Registrant has revised the disclosure on pages 48 and 54 of the Revised Proxy Statement in response to the Staff’s comment.
26.	We note that you disclose that your tax discussion “does not purport to consider all aspects of United States federal income taxation that might be relevant to holders of Atari common stock.” Pursuant to Item 1004(a)(2)(vii) of Regulation M-A, you should provide a discussion of the material tax consequences of the transaction. While it may be appropriate to note that the tax consequences may vary on an individual basis, it is inappropriate to suggest that material information about the offer has been omitted here. All material U.S. federal income tax consequences regarding the merger

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necessary to an informed voting decision on the matters proposed must be included in this proxy statement.
          The Registrant has revised the disclosure on pages 9, 12, 54 and 56 of the Revised Proxy Statement in response to the Staff’s comment.
27.	Please revise the disclaimer located at the bottom of page 50. While you may recommend that shareholders consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not “urge” them to do so. Revise your filings where applicable.
          The Registrant has revised the disclosure on page 56 of the Revised Proxy Statement in response to the Staff’s comment.
Selected Historical Consolidated Financial Data, page 66
28.	Please confirm that the financial statements for the fiscal year ended March 31, 2008 and for the most recent quarter will be distributed to security holders.
          The financial statements for the fiscal year ended March 31, 2008 and for the quarter ended June 30, 2008 will be distributed to security holders either with the definitive proxy materials or as a supplement to such materials.
29.	We noticed that Atari has suffered consistent operating losses over the periods presented. Revise to disclose, if true, that the affiliated parties engaged in the instant transaction will become the beneficiaries of Atari’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.
          The Registrant respectfully advises the Staff that it has previously disclosed in its Annual Reports on Form 10-K that it has taken a valuation allowance for the full value of its operating loss carryforwards (“NOLs”) because there is no certainty regarding Atari’s ability to generate taxable income that could be offset by the NOLs; see note 10 to its consolidated financial statements included with its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and corresponding notes regarding income taxes in Atari’s Annual Reports on Form 10-K for the fiscal years ended March 31, 2007 and March 31, 2008. It has also disclosed in such notes to its consolidated financial statements that the ability to use the NOLs to offset such income may be subject to the limitations imposed by Section 382 of the Internal Revenue Code and related regulations. Infogrames has advised the Registrant that while it has not completed its analysis of the availability of Atari’s NOLs for its use, it believes that such availability will be significantly limited. Please see paragraph b, “Significant loss of NOLs scenario”, under “Special Factors—Summary of Presentation by the Financial Advisor to Infogrames—Net Asset Value” on pages 44-45 of the Revised Proxy Statement. Atari’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 is attached to the Revised Proxy Statement as an annex.

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In addition, the Company has revised the disclosure under “Special Factors—Certain Effects of the Merger—Beneficial and Detrimental Effects” on page 48 of the Revised Proxy Statement to reflect the foregoing.
Security Ownership of Certain Beneficial Owners and Management, page 75
30.	To the extent you have not already done so, revise to indicate the natural person or persons with sole or shared voting and/or investment power over the shares disclosed in the table.
          The Registrant respectfully advises the Staff that it has indicated, for each holder listed in the table, the natural person or persons with sole or shared voting and/or investment power over the shares held by such holder, in each case to the extent known to the Company through statements filed with the Commission.
* * * *
          Please note that we have made a number of other minor corrections in the Revised Proxy Statement. Thank you for your consideration of our responses to your comments. If you have any questions or comments concerning the matters discussed above, please call me at (212) 530-5921.
          On behalf of the filing persons, we confirm that: the filing persons acknowledge, in connection with filing the REvised Proxy Statement and the Amended Schedule 13E-3 (together, the “Filings”) in response to the Staff’s comments:
1. they are responsible for the adequacy and accuracy of the disclosure in the Filings;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
3. they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Very truly yours, MILBANK, TWEED, HADLEY & MCCLOY LLP
/s/ Thomas C. Janson
Thomas C. Janson

cc:	Jim Wilson
Kristina Pappa
Atari, Inc.

Nilene R. Evans Morrison & Foerster LLP

N. Adele Hogan
White & Case LLP